NEW ISSUE:

SEC File No. 333-285508 | November 09, 2026

Bank of Montreal's Autocallable Barrier Notes with Memory Coupons
Linked to the Least Performing of Three Reference Assets

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)

DATES

Offering Period Closes:	November 10, 2026
Pricing Date:	On or about November 10, 2026
Settlement Date:	On or about November 16, 2026
Valuation Date:	On or about November 13, 2029
Maturity Date:	On or about November 16, 2029
Term:	Approximately 3 years
Issue:	PSARC-1152

REFERENCE ASSETS

The common stock of Advanced Micro Devices, Inc. (Bloomberg Symbol: "AMD")

The common stock of Broadcom Inc. (Bloomberg Symbol: "AVGO")

The common stock of Palo Alto Networks, Inc. (Bloomberg Symbol: "PANW")

TERMS

Contingent Interest Rate:	9.00% per quarter (approximately 36.00% per annum), if payable, unless earlier redeemed.
Call Level:	With respect to each Reference Asset, 100% of its Initial Level
Trigger Level:	With respect to each Reference Asset, 70% of its Initial Level
Coupon Barrier Level:	With respect to each Reference Asset, 70% of its Initial Level
CUSIP/ISIN	06370ENN4 / US06370ENN49

TERMS CONTINUED

Contingent Coupons:	If the closing level of each Reference Asset on an Observation Date is greater than or equal to its Coupon Barrier Level, on the corresponding Contingent Coupon Payment Date you will receive (i) a Contingent Coupon (calculated at the Contingent Interest Rate) in respect of that Observation Date and (ii) any previously unpaid Contingent Coupons in respect of any prior Observation Dates pursuant to the Memory Coupon Feature. Please see page 2 hereof for the Contingent Coupon Payment Dates and Observation Dates.
Memory Coupon Feature:	If a Contingent Coupon is not paid on a Coupon Payment Date (other than the Maturity Date) because the closing level of a Reference Asset is less than its Coupon Barrier Level on the related Observation Date, such Contingent Coupon will be paid on a later Contingent Coupon Payment Date if the closing level of each Reference Asset is greater than or equal to its Coupon Barrier Level on the relevant Observation Date.
Automatic Redemption:	Beginning on February 10, 2027, if, on any Observation Date, the closing level of each Reference Asset is greater than or equal to its Call Level, the notes will be automatically redeemed. No further amounts will be owed to you under the Notes.
Call Settlement Date:	If the notes are automatically redeemed, the Contingent Coupon Payment Date immediately following the relevant Observation Date.
Trigger Event:	A Trigger Event will be deemed to occur if the Final Level of any Reference Asset is less than its Trigger Level on the Valuation Date.
Payment Upon Automatic Redemption:	If the notes are automatically redeemed, then, on the Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus any Contingent Coupon otherwise due.

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential to earn periodic income, subject to an automatic redemption, while offering limited downside protection against a slight to moderate decline in the Reference Assets over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Assets over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the preliminary pricing supplement dated November 05, 2026, the Product Supplement dated March 25, 2025, the Prospectus Supplement dated March 25, 2025, and to the Prospectus dated March 25, 2025.

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CITIGROUP GLOBAL MARKETS INC.

2 Three trading days prior to each scheduled Contingent Coupon Payment Date. Observation Dates : Interest, if payable, will be paid on the 16th day of each February, May, August, and November (or, if such day is not a business day, the next following business day), beginning on February 16, 2027 and ending on the Maturity Date, subject to the automatic redemption feature. Contingent Coupon Payment Dates If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Assets. You will receive $1,000 for each $1,000 in principal amount of the note, unless a Trigger Event has occurred. If a Trigger Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a number of shares equal to the Physical Delivery Amount (or, at our election the Cash Delivery Amount). Fractional shares will be paid in cash. The Physical Delivery Amount will be less than the principal amount of your notes, and may be zero. You will also receive any Contingent Coupons (including any Contingent Coupons due pursuant to the Memory Coupon Feature) otherwise due. Payment at Maturity (if held to the Maturity Date): The Reference Asset that has the lowest Percentage Change. Least Performing Reference Asset: The Percentage Change of each Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level Percentage Change: With respect to each Reference Asset, the closing level of such Reference Asset on the Pricing Date. Initial Level: With respect to each Reference Asset, the closing level of such Reference Asset on the Valuation Date. Final Level: The number of shares of the Least Performing Reference Asset equal to $1,000 divided by the Initial Level of the Least Performing Reference Asset. Any fractional shares will be paid in cash. Physical Delivery Amount: The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Level of the Least Performing Reference Asset. Cash Delivery Amount: Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of any Reference Asset and the Final Level of any Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Principal at Risk: The notes will not be listed on any securities exchange. Although not obligated to do so, Citigroup Global Markets Inc. (“Citigroup”) or one of our or their affiliates, plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Secondary Market:

3 The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any Contingent Coupon payments, if any. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to any Reference Asset, and if the Final Level of any Reference Asset is less than its Initial Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level. • You may not receive any Contingent Coupons with respect to your notes. • Your notes are subject to automatic early redemption. If the notes are so redeemed, you will not receive any additional Contingent Coupons, and you may not be able to invest the proceeds in a security with a similar return. • Your return on the notes is limited to the Contingent Coupons, if any, regardless of any increase in the level of any Reference Asset. • Whether you receive any Contingent Coupons and your payment at maturity may be determined solely by reference to the Least Performing Reference Asset, even if any other Reference Assets perform better. • The payments on the notes will be determined by reference to each Reference Asset individually, not to a basket, and the payments on the notes will be based on the performance of the least performing Reference Asset. • Any decline in the closing level of the Least Performing Reference Asset from the Valuation Date to the Maturity Date will reduce the value of the Physical Delivery Amount. • A higher Contingent Interest Rate or lower Trigger Levels or Coupon Barrier Levels may reflect greater expected volatility of the Reference Assets, and greater expected volatility generally indicates an increased risk of loss at maturity. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our , Citigroup’s or one or more of our or their affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • Owning the notes is not the same as owning shares of the Reference Assets or a security directly linked to the Reference Assets. • You will not have any shareholder rights and will have no right to receive any securities represented by the Reference Assets at maturity at your option. • Your notes are subject to single equity risk. • You must rely on your own evaluation of the merits of an investment linked to the Reference Assets. • The notes will not be listed on any securities exchange. We, Citigroup or one or more of our or their affiliates may offer to purchase the notes in the secondary market, but none of us, Citigroup or any of our or their affiliates is required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We, Citigroup, or any of our or their affiliates have carried out or may carry out hedging and trading activities related to the notes that could adversely affect the payment on the notes. Selected Risk Considerations:

4 Hypothetical Calculations for the Payment at Maturity: Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically redeemed. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of $100.00, a hypothetical Trigger Level of $70.00 for each Reference Asset (70.00% of the hypothetical Initial Level), a hypothetical Call Level of $100.00 (100.00% of the hypothetical Initial Level), a range of hypothetical Final Levels and th e effect on the payment at maturity. The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically redeemed, the actual amount of cash or shares that you will receive at maturity will depend upon the Final Level of the Least Performing Reference Asset. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus any Contingent Coupons otherwise due . These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes . * Represents the cash value of the Physical Delivery Amount on the Valuation Date. We may elect to deliver either the Physical Delivery Amount or the Cash Delivery Amount. If we elect to deliver the Physical Delivery Amount, the actual value received and your total return on the notes on the Maturity Date will depend on the value of the Reference Asset on the Maturity Date.

Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated November 05 , 2026 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to the m in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates . Information about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated November 05, 2026 : https://www.sec.gov/Archives/edgar/data/927971/000121465926013786/o115263fwp.htm • Product Supplement dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925004743/b324250424b2.htm • Prospectus Supplement and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 5